OMB APPROVAL
                                                        OMB Number: 3235-0360

                                                        Expires: July  31, 2009

                                                        Estimated average burden
                                                        hours per response: 2.1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-17f-2

              Certificate Of Accounting Of Securities and Similar
                          Investments in the Custody of
    	                 Management Investment Companies


	            Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


Investment Company Act file number:
		811-08257
-----------------------------------------------------------------

Date examination completed:
		August 15, 2008
-----------------------------------------------------------------

State Identification number:
		CT
-----------------------------------------------------------------

Exact name of investment company as
specified in registration statement:

		GE INSTITUTIONAL FUNDS
------------------------------------------------------------------

Address of principal executive office
(number, street, city, state, zip code):

		3001, SUMMER STREET,STAMFORD, CONNECTICUT, 06905
-------------------------------------------------------------------

Registrant's telephone number, including area code: 800-242-0134
-------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the GE Institutional Funds:

We have examined management's assertion,included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the S&P 500 Index Fund
(the Fund) a series of GE Institutional funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (US) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2007, and with respect to agreement of security purchases and sales, for the period from March 31, 2007 (the date of the last examination) through September 30, 2007:

1)	Confirmation with State Street Bank & Trust (the Custodian)
	that no exceptions exist between the securities held in book entry form by the Depository Trust Company and the Custodian

2)	Confirmation of all securities hypothecated, pledged,
	placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

3)	Reconciliation of all such securities to the books and
        records of the Fund and the Custodian

4)	Agreement of two (2) security purchases and two (2) security
	sales or maturities since the last examination 	from the books
        and records of the Fund to broker confirmations


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the Fund, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2007, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of GE Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
Boston, Massachusetts
August 15, 2008




[GE LOGO]

GE Asset Management Incorporated
3001 Summer Street, P.O. Box 7900
Stamford, CT, 06904-7900
(203) 326-4080
(203) 708-3100

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of one of the portfolios of GE
Institutional Funds, the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of September 30, 2007, and from March 31, 2007 (the date of the last examination) through September 30, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2007, and from March 31, 2007
(the date of the last examination), through September 30, 2007, with respect to securities reflected in the investment accounts of the Fund.


GE Institutional Funds, Inc. (S&P 500 Index Fund),


By:


/s/ Scott H. Rhodes
Scott H. Rhodes
Treasurer


/s/ Scott R. Fuchs
Scott R. Fuchs
Assistant Treasurer